SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D


                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

                               (Amendment No. --)*

                            Ortec International Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                     889992
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                                 (CUSIP Number)

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                              Morton E. Grosz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 18, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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----------------
CUSIP No. 889992                      13D
----------------


------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Paul Royalty Fund, L.P.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           [ ] (a)
                                                                        [X] (b)
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------ -------------------------------------------------------------------
                             7      SOLE VOTING POWER
       NUMBER OF
                                    11,000,000(1)
         SHARES
                          --------- --------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER

        OWNED BY                    -0-
                          --------- --------------------------------------------
          EACH               9      SOLE DISPOSITIVE POWER

       REPORTING                    11,000,000(1)
                          --------- --------------------------------------------
         PERSON              10     SHARED DISPOSITIVE POWER

          WITH                      -0-

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,000,000(1)
------------ -------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.9%(2)
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
------------ -------------------------------------------------------------------

_______________

(1) Consists of aggregate number of shares of the Issuer's Common Stock issuable upon conversion of Series A-1 Convertible Preferred Stock and Series A-1 Convertible Preferred Stock (collectively, the "Preferred Stock").

(2) Subject to the Certificate of Designations for the Preferred Stock, at no time may a holder of the Preferred Stock convert shares of the Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning in excess of 9.99% of all Common Stock outstanding (the "Restricted Ownership Percentage") at such time; provided, however, that upon a holder of Preferred Stock providing the Issuer with 61 days notice (the "Waiver Notice") that such holder would like to waive the Restricted Ownership Percentage with regard to any or all shares of Common Stock issuable upon conversion of Preferred Stock, the Restricted Ownership Percentage shall be of no force or effect with regard to those shares of Preferred Stock referenced in the Waiver Notice.


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----------------
CUSIP No. 889992
----------------


Item 1.  Security and Issuer.

The title of the class of equity securities to which this Statement relates is Common Stock, $0.001 par value per share (the "Common Stock"), of Ortec International Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3960 Broadway, New York, New York 10032.

Item 2.  Identity and Background.

This statement is filed on behalf of Paul Royalty Fund, L.P., a Delaware limited partnership (the "Reporting Person"). The Reporting Person's principal executive offices are located at c/o Paul Capital Advisors, L.L.C., Two Grand Central Tower, 144 East 45th Street, 44th Floor, New York, New York 10017. The General Partner of the Reporting Person is Paul Capital Management, LLC, a Delaware limited liability company, located at Two Grand Central Tower, 144 East 45th Street, 44th Floor, New York, New York 10017. The Manager of Paul Capital Management, LLC is Paul Capital Advisors, L.L.C., a Delaware limited liability company, located at Two Grand Central Tower, 144 East 45th Street, 44th Floor, New York, New York 10017. Lionel Leventhal, a United States citizen, whose business address is Two Grand Central Tower, 144 East 45th Street, 44th Floor, New York, New York 10017, is a Manager of Paul Capital Advisors.

To the knowledge of the Reporting Person, during the last five years neither the Reporting Person nor any of the persons named in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 18, 2007, the Issuer and the Reporting Person entered into the Amended and Restated Exchange Agreement ("Exchange Agreement") whereby the Reporting Person exchanged its interest in the Issuer's future revenues (as recorded by the Issuer as a $38,450,000 liability at December 31, 2006) for 500 shares of the Issuer's new Series A-1 Convertible Preferred Stock ("A-1 Preferred") and 500 shares of the Issuer's new Series A-2 Convertible Preferred Stock ("A-2 Preferred", and together with A-1 Preferred, the "Preferred Stock"), each share having a stated value/liquidation preference of $10,000. The stated values of the A-1 Preferred and A-2 Preferred can be converted to Common Stock at conversion rates of $0.50 and $5.00 per share, respectively, or an aggregate of 11,000,000 shares of Common Stock on an as converted basis for the Preferred Stock. Such transaction is described further in the Issuer's From 8-K filed on June 22, 2007 and Form 8-K/A filed on June 25, 2007.

Item 4.  Purpose of Transaction.

The Reporting Person has acquired the shares of Preferred Stock, in the manner described in Item 3 above, to obtain an equity investment in the Issuer. The Reporting Person holds the Preferred Stock in the ordinary course of business and not with the purpose or effect of changing the control of the Issuer. At the present time, but subject to the Reporting Person's individual continuing evaluations of the factors noted below, the Reporting Person intends to retain the Preferred Stock and does not intend to acquire any additional securities of the Issuer other than upon conversion of the Preferred Stock. The Reporting Person intends to review its investments on a regular basis and as a result thereof may, at any time or from time to time, dispose of the Preferred Shares. Any such disposition would be made in compliance with all applicable laws and regulations. The Reporting Person does not intend to acquire any additional shares of Preferred Stock.

Whether the Reporting Person purchases any Common Stock or disposes of any shares of Preferred Stock, and the amount and timing of any such transactions, will depend upon the Reporting Person's continuing assessments of pertinent factors, including: the availability of shares of Common Stock for


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purchase at particular price levels; the Issuer's and the Reporting Person's business and prospects; other business investment opportunities available to the Reporting Person; economic conditions; stock market conditions; money market conditions; the attitudes and actions of the Board of Directors and management of the Issuer; the availability and nature of opportunities to dispose of the Reporting Person's interest in the Issuer; and other plans and requirements of the Reporting Person. Depending upon the Reporting Person's assessments of these factors from time to time, the Reporting Person may change its present intentions as stated above, including determining to acquire Common Stock or to dispose of some or all of the shares of Preferred Stock or Common Stock held by it.

Pursuant to the Exchange Agreement, the Reporting Person has the right, but not the obligation, to designate a director to the Board of Directors of the Issuer. If the Reporting Person exercises its right to designate a director, it shall do so in compliance with all applicable laws and regulations.

Except as provided above, the Reporting Person does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

PAUL ROYALTY FUND, L.P.(3)                                 Percent of a Class(4)
                                                           ------------------

(a) Amount beneficially owned: 11,000,000                               9.99%
(b) Number of shares as to which the person has:
    (i)    Sole power to vote or to direct the vote:  11,000,000        9.99%
    (ii)   Shared power to vote or to direct the vote:  -0-               --
    (iii)  Sole power to dispose or to direct the
             disposition of:  11,000,000                                9.99%
    (iv)   Shared power to dispose or to direct the
             disposition of:  -0-                                         --

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

_______________

(3) Consists of aggregate number of shares of the Issuer's Common Stock issuable upon conversion of Series A-1 Convertible Preferred Stock and Series A-1 Convertible Preferred Stock (collectively, the "Preferred Stock").

(4) Subject to the Certificate of Designations for the Preferred Stock, at no time may a holder of the Preferred Stock convert shares of the Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning in excess of 9.99% of all Common Stock outstanding (the "Restricted Ownership Percentage") at such time; provided, however, that upon a holder of Preferred Stock providing the Issuer with 61 days notice (the "Waiver Notice") that such holder would like to waive the Restricted Ownership Percentage with regard to any or all shares of Common Stock issuable upon conversion of Preferred Stock, the Restricted Ownership Percentage shall be of no force or effect with regard to those shares of Preferred Stock referenced in the Waiver Notice.

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Item 7.  Material to be Filed as Exhibits.

Not applicable










































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                                   Signatures

         After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2007


                                            PAUL ROYALTY FUND, L.P.

                                            By:  Paul Capital Management, LLC,
                                                 its General Partner

                                            By:  Paul Capital Advisors, L.L.C.,
                                                 its Manager

                                            By:  /s/ Lionel Leventhal
                                               ---------------------------------
                                               Name:   Lionel Leventhal
                                               Title:  Manager






















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